UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number: 001-32520

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant’s name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the Bye-laws of Aries Maritime Transport Limited (the “Company”), originally adopted on May 31, 2005, as amended and restated pursuant to resolutions of the board of directors and the shareholders with effect from October 7, 2008, the date of the Company’s 2008 Annual General Meeting (the “Meeting”).  The sole amendment consists of new section 3.2, which permits the Company to hold treasury shares.

At the Meeting, the Company’s shareholders also approved the election Mr. Christopher J. Georgakis and Mr. George Xiradakis to serve as Class II directors until the 2011 Annual General Meeting of Shareholders and the appointment of PricewaterhouseCoopers S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: October 22, 2008	By:	/s/ Ioannis Makris
Ioannis Makris
Chief Financial Officer

SK 23248 0002 928458